FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of December 2003

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F X  Form 40-F
                                  ---           ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes        No  X
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    FORM 6-K

                           Commission File No. 0-30852

Month Filed                     Event and Summary               Exhibit No.
December 2003     Press release, dated December 23, 2003,           99.1
                  announcing the commencement of Banco de
                  Galicia y Buenos Aires S.A.'s Exchange Offer and APE Solicitation for its 9% Notes due
                  2003 and Step Up Floating Rate Notes due 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      GRUPO FINANCIERO GALICIA S.A.
                                      (Registrant)



Date: December 24, 2003                By: /s/ Antonio Garces
                                          -----------------------------------
                                          Name:  Antonio Garces
                                          Title: Chief Executive Officer